[VIRTUS LETTERHEAD]

February 22, 2012

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303
Attn: Bo J. Howell

Re:	Virtus Global Multi-Sector Income Fund
File Nos.: 333-176761; 811-22608
Acceleration of Effectiveness of Registration Statement on Form N-2

Dear Mr. Howell:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, the undersigned officer of Virtus Global Multi-Sector Income Fund (the “Registrant”) respectfully requests that the effectiveness of the Registrant’s Registration Statement on Form  N-2 be accelerated to 12:00 p.m., Eastern Time, on Thursday, February 23, 2012, or as soon as practicable thereafter.

In connection with this request for acceleration, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registrant’s filing; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Any questions regarding this request should be directed to Alan Gedrich of Stradley Ronon Stevens & Young, LLP at (215) 564-8050.

Sincerely,

/s/Francis G. Waltman
Francis G. Waltman
Senior Vice President